Exhibit 99.1

SANDSTORM GOLD ANNOUNCES AMENDMENT WITH ENTRÉE GOLD, RECEIVES US$5.5 MILLION IN CASH

Vancouver, British Columbia — March 1, 2016 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSE MKT: SAND, TSX: SSL) has amended its metal credit purchase agreement with Entrée Gold Inc. (“Entrée”). In exchange for US$5.5 million in cash and 5.1 million common shares in the capital of Entrée (the “Consideration”), Sandstorm has agreed to reduce, by 17%, the amount of metal credits that the Company is contracted to purchase under the metal credit purchase agreement. The Consideration received by Sandstorm represents 17% of the value of the original metal credit purchase agreement completed with Entrée in 2013.

Under the amended agreement, Sandstorm has the right to purchase metal credits from Entrée equivalent to 5.62% and 4.26% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits in Mongolia, respectively, and 0.42% of the copper produced from the deposits.

The original metal credit purchase agreement between Sandstorm and Entrée contemplated certain events that would require Entrée to repay a portion of Sandstorm’s upfront deposit. The newly amended agreement maintains these same contractual protections for the benefit of Sandstorm should one of these events occur in the future, but the amendment provides flexibility in terms of how Entrée will refund up to an additional 17% of the refundable deposit if necessary.

The US$5.5 million in proceeds from this amendment will be used to repay amounts owing on the Company’s revolving debt facility.

FROOME ZONE CONTINUES TO GROW AND DEMONSTRATES SIGNIFICANT CONTINUITY OF MINERALIZATION

After receiving positive exploration results in 2015, Primero Mining Corp. (“Primero”) has aggressively targeted the Froome zone, located approximately 800 metres west of the Black Fox mine. This area continues to demonstrate significant gold mineralization over wide widths. Highlights from recent drilling at the Froome zone include 5.0 g/t gold over 42.9 metres true width (15PR-G011), 4.6 g/t gold over 35.3 metres true width (15PR-G031) and 6.0 g/t gold over 25.6 metres true width (15PR-G048). Additionally, Primero recently completed a drill hole to test the down plunge extent and continuity of mineralization, which featured notable intercepts of 6.1 g/t gold over 44.1 metres, 7.2 g/t gold over 14.7 metres, and 7.7 g/t gold over 102.6 metres (15PR-G016).

Recent drilling continues to confirm Primero’s exploration thesis that the long intercepts of significant gold grades found at the Froome zone represent a different style of gold mineralization than seen at the nearby Black Fox deposit. Notably, the Froome zone demonstrates gold mineralization with consistent grades and good continuity which may make the zone amenable to bulk underground mining techniques. The Froome zone has been delineated from the bedrock surface, located 18 metres below the ground surface level, to approximately 260 metres below surface, and continues to remain open to the east, west and at depth.

Froome is a priority for surface exploration at Black Fox in 2016. Primero expects to complete approximately 25,000 metres of drilling by May 2016 in order to define and delineate the Froome deposit, and will evaluate the deposit as a medium term alternative to complement Black Fox ore in order to fill the mill beyond the end of 2017. An initial resource estimate for the Froome zone based on the results of all drilling received to-date is expected to be included with Primero’s year-end reserves and resources update in early March 2016.

For more information and complete drill results, visit the Primero website at http://www.primeromining.com/English/investors/news/default.aspx and see the press release dated February 29, 2016.

Sandstorm has a gold stream agreement to purchase 8% of the gold produced from the Black Fox mine at $524 per ounce. The gold stream applies to an area of interest that includes the recently discovered Froome zone.

SANDSTORM COUNTERPARTIES BEING ACQUIRED

Recently, a number of mineral properties underlying Sandstorm’s streams and royalties have been acquired by larger, better capitalized organizations. The most recent examples include Lake Shore Gold Corp.’s (“Lake Shore”) announced business combination with Tahoe Resources Inc. (see Lake Shore press release dated February 8, 2016) and the announced acquisition of Magellan Minerals Ltd. (“Magellan”) by Anfield Nickel Corp. (see Magellan press release dated February 16, 2016). Sandstorm holds a 1.0% net smelter returns (“NSR”) royalty on the entirety of Lake Shore’s Thunder Creek and 144 deposits, and has a 2.5% NSR on Magellan’s Coringa property and a 1.0% NSR on the Cuiu Cuiu project. Other projects underlying Sandstorm streams and royalties that were acquired during the last twelve months include:

Project Name	Former Owner	Present Owner	Sandstorm Interest
Santa Elena	SilverCrest Mines Inc.	First Majestic Silver Corp.	20% of gold @ $357/ounce
Mt. Hamilton	Solitario Exploration & Royalty Corp.	Waterton Global Resources Management	2.4% NSR
East My-Ritt	Mega Precious Metals Inc.	Yamana Gold Inc.	0.5% NSR
Windfall Lake	Eagle Hill Exploration Corp.	Oban Mining	0.5%-1.0% NSR
Buffelsfontein	Village Main Reef Ltd.	Heaven-Sent Capital Management Group Co. Ltd.	1.0% NSR

Qualified Person, Qa/QC

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

Black Fox complex drilling was conducted by Norex Drilling supervised by Primero's exploration team. Mr. David Laudrum, P.Geo., is the Qualified Person for Primero. All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs which is ISO 9001:2000 certified, AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, Swastika Laboratories, which is ISO 17025 certified. Intercepts cited do not necessarily represent true widths, however, with the exception of hole 15PR-G016 which specifically targeted the down plunge extent of Froome zone, drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming and royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 132 streams and royalties, of which 19 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams and royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2014 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178